UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 26, 2022, Starbox Group Holdings Ltd., a Cayman Islands company (the “Company”), entered into certain subscription agreements (the “Subscription Agreements”) with four investors (the “Subscribers”). Pursuant to the Subscription Agreements and in reliance on Rule 902 of Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company agreed to sell and the Subscribers agreed to purchase an aggregate of 9,000,000 ordinary shares, par value $0.001125 per share, of the Company (“Ordinary Shares”) at a price of $1.40 per share (the “Private Placement”). The Subscribers represented that they were not residents of the United States and were not “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Shares for the account or benefit of any U.S. person.

The Company expects to close the Private Placement on or about November 3, 2022 and receive gross proceeds, before deducting the placement agent’s fees and other related offering expenses, of $12.60 million. The Ordinary Shares to be issued in the Private Placement are not subject to the registration requirements of the Securities Act, pursuant to Regulation S promulgated thereunder. The management of the Company will have sole and absolute discretion concerning the use of the proceeds from the Private Placement.

Network 1 Financial Securities, Inc. (the “Placement Agent”) is acting as placement agent in the Private Placement, and the Company agreed to pay the Placement Agent a placement agent fee equal to 4% of the gross proceeds and 1% of the gross proceeds as non-accountable expense allowance, pursuant to a Placement Agency Agreement (the “Placement Agreement”) dated October 26, 2022. The placement agent fee and non-accountable expense allowance will be paid out of an escrow account pursuant to an Escrow Agreement (the “Escrow Agreement”) entered into by and among the Company, the Placement Agent, and a certain escrow agent on October 26, 2022. The Company also paid the Placement Agent an expense advancement in the amount of $50,000 upon signing the Placement Agreement.

The capitalized terms used but not defined herein have the meanings ascribed to them in the Subscription Agreements, the Placement Agreement, and the Escrow Agreement. The foregoing description of the Subscription Agreements, the Placement Agreement, and the Escrow Agreement does not purport to be complete and is qualified in its entirety by reference to the full text. Copies of such agreements are attached hereto as Exhibits 10.1, 1.1, and 10.2, respectively, and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Placement Agreement dated October 26, 2022, by and between the Company and the Placement Agent
10.1	Form of Subscription Agreement
10.2	Escrow Agreement dated October 26, 2022, by and among the Company, the Placement Agent, and the Escrow Agent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: October 27, 2022	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer